

20010670

S

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Securities and Exchange Commission
Trading and Markets

SEC FILE NUMBER
8- 53371

FEB 2 6 2020

RECEIVED

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H & L Equities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1175 Peachtree Street, N.E., Suite 2200

(No. and Street)

Atlanta	GA	30361
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charlie B. Mathes - (404) 892-3300

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC

(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Road SE, Building 2, Suite 1680 Atlanta	GA	30339
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Charlie B. Mathes _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
H & L Equities, LLC _____, as
of Decembmer 31 _____, 20 19 _____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

Chief Compliance Officer
Title

Sandra M. Lewis
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
H & L Equities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of H & L Equities, LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in members' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the

information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2013.

February 25, 2020
Atlanta, Georgia

Rubio CPA, PC

H&L EQUITIES, LLC

FINANCIAL STATEMENTS AND SCHEDULES

For the Year Ended
December 31, 2019
With
Report of Independent
Registered Public Accounting Firm

H&L Equities, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Cash	$	339,877
Commissions Receivable – Related Party		12,500
Due from Related Party		14,109
Prepaid Expenses		2,095
Total Assets	**$**	**368,581**

LIABILITIES AND MEMBERS' EQUITY

Commissions Payable	61,875
Accounts Payable and Accrued Expenses	3,550
Total Liabilities	65,425
Members' Equity	303,156
Total Liabilities and Members' Equity	**$ 368,581**

See Accompanying Notes to the Financial Statements

H&L Equities, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2019

REVENUE:

Commissions	$ 1,720,375
Total Revenue	1,720,375

EXPENSES:

Commission Expense	1,032,225
Compensation and Benefits	235,575
IT, Data, & Communication	14,270
Occupancy	29,733
Other Operating Expenses	27,273
Total Expenses	1,339,076

NET INCOME $ 381,299

See Accompanying Notes to the Financial Statements

H&L Equities, LLC
STATEMENT OF MEMBERS' EQUITY
For the Year Ended December 31, 2019

Balance, December 31, 2018	$	71,857
Net Income		381,299
Distributions to Members		(150,000)
Balance, December 31, 2019	**$**	**303,156**

See Accompanying Notes to the Financial Statements

H&L Equities, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income $ 381,299

Adjustments to reconcile net income to net cash
 provided by operating activities:

Increase in Commissions Receivable - Related Party	(6,250)
Decrease in Prepaid Expenses	1,233
Increase in Due from Related Party	(14,109)
Increase in Commissions Payable	58,125
Increase in Accounts Payable and Accrued Expenses	3,550
Decrease in Due to Related Party	(22,287)

Net cash provided by operating activities 401,561

CASH FLOWS FROM FINANCING ACTIVITIES:

Distributions to Members (150,000)

Net cash used by financing activities (150,000)

NET INCREASE IN CASH 251,561

CASH

Beginning of year 88,316

End of year $ 339,877

See Accompanying Notes to the Financial Statements

H&L Equities, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:

The Company, formed on May 30, 2001, operates as a broker-dealer in the private placements of Real Estate Investment Trusts (REITS). The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). As a limited liability company, the members' liability is limited to their investment.

Income Taxes:

The Company is treated as a partnership for federal income tax purposes. Consequently, income taxes are not payable by, or provided for, the Company. Members are taxed individually on their shares of the Company's earnings.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ACS 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Revenue Recognition:

The core principle of Revenue from Contracts with Customer Standard (ASU 2014-09) is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:
• Identification of the contract with the customer;
• Identification of the performance obligation(s) under the contract;
• Determination of transaction price;
• Allocation of the transaction price to the identified performance obligation(s); and
• Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes revenue upon the closing of an offering with funds remitted to the REIT customer as this satisfies the only performance obligation identified in accordance with this standard.

Cash

The Company maintains its cash in a high credit quality bank. Balances at times may exceed federally insured limits.

Use of Estimates:

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires reliance on accounting information based on estimates which may or may not come true in the future.

Subsequent Events:
Subsequent events were evaluated through the date the financials were issued.

NOTE 2: RELATED PARTY TRANSACTIONS

The Company has an expense allocation agreement with a company partially owned by one of its members. Under the agreement, the Company pays the related company monthly fees for personnel services, the use of office facilities, including office furniture and equipment, supplies, and other administrative services. The amount expensed for 2019 under the arrangement is approximately $282,075. The due from related party arises from an overpayment under this arrangement.

In addition, the Company earns all of its revenues from brokerage transactions referred by the company partially owned by one of its members. The commissions receivable from related party arose from these transactions.

Financial positions and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE 3: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $281,951, which was $276,951 in excess of its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was 0.23 to 1.0.

NOTE 4: CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress as of December 31, 2019.

H&L Equities, LLC

**Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934**

December 31, 2019

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

H&L Equities, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMIMISSION
ACT OF 1934

December 31, 2019

Net Capital

Total members' equity qualified for net capital	$ 303,156
Deduction for non-allowable assets:	
Commissions receivable, net	(5,000)
Due from Related Party	(14,109)
Prepaid expense	(2,095)
Net capital before haircuts	281,952
Less haircuts	-
Net capital	281,952
Minimum net capital required	5,000
Excess net capital	$ 276,952
Aggregate Indebtedness:	
Liabilities	65,425
Ratio of aggregate indebtedness to net capital	.23 to 1

RECONCILATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2019.

There is no difference between capital as reported in the FOCUS Part IIA filed January 27, 2020 and net capital as reported above.

H&L Equities, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
AND INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
DECEMBER 31, 2019

The Company is not required to file the above schedules pursuant to Securities and Exchange
Commission Rule 15c3-3 paragraph (k)(2)(i).

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
H & L Equities, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) H & L Equities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which H & L Equities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) H & L Equities, LLC stated that H & L Equities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. H & L Equities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about H & L Equities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 25, 2020
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

H & L Equities, LLC

BROKER DEALER ANNUAL EXEMPTION REPORT

H & L Equities, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule. H & L Equities, LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2019 without exception.

Charlie B. Mathes
General Securities Principal/Chief Compliance Officer
January 21, 2020

1175 Peachtree St. N.E., 100 Colony Square, Suite 2200 • Atlanta, Georgia 30361-6206
Phone (404) 892-3300 • Fax (404) 892-7559
Securities products and services offered by H & L Equities, LLC, member FINRA/SIPC.
REIT Funding, LLC and H & L Equities, LLC are separate but affiliated entities.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of H & L Equities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by H & L Equities, LLC and the SIPC, solely to assist you and SIPC in evaluating H & L Equities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. H & L Equities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on H & L Equities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of H & L Equities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

February 25, 2020
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

·TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
9*9*******1670*****************MIXED AADC 220
53371   FINRA   DEC
H & L EQUITIES LLC
1175 PEACHTREE STREET NE
100 COLONY SQ NE STE 2200
ATLANTA, GA 30361-6206
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ **2,581**

    B. Less payment made with SIPC-6 filed (exclude interest)   (**2,159**)

      7/26/19
      Date Paid

    C. Less prior overpayment applied   (**—**)

    D. Assessment balance due or (overpayment)   **422**

    E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   **—**

    F. Total assessment balance and interest due (or overpayment carried forward) $ **422**

    G. PAYMENT: √ the box
      Check mailed to P.O. Box ☑ Funds Wired ☐   ACH ☐ $ **422**
      Total (must be same as F above)

    H. Overpayment carried forward $(**—**)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

H+L Equities, LLC
(Name of Corporation, Partnership or other organization)

Ron D Mayfield
(Authorized Signature)

Dated the **6** day of **February**, 20 **20**.

FinOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working-Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,720,375

2b. Additions:
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and
predecessors not included above.   —

(2) Net loss from principal transactions in securities in trading accounts.   —

(3) Net loss from principal transactions in commodities in trading accounts.   —

(4) Interest and dividend expense deducted in determining item 2a.   —

(5) Net loss from management of or participation in the underwriting or distribution of securities. —

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net
profit from management of or participation in underwriting or distribution of securities.   —

(7) Net loss from securities in investment accounts.   —

Total additions   —

2c. Deductions:
(1) Revenues from the distribution of shares of a registered open end investment company or unit
investment trust, from the sale of variable annuities, from the business of insurance, from investment
advisory services rendered to registered investment companies or insurance company separate
accounts, and from transactions in security futures products.   —

(2) Revenues from commodity transactions.   —

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with
securities transactions.   —

(4) Reimbursements for postage in connection with proxy solicitation.   —

(5) Net gain from securities in investment accounts.   —

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and
(ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less
from issuance date.   —

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue
related to the securities business (revenue defined by Section 16(9)(L) of the Act).   —

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):   —

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13,
Code 4075 plus line 2b(4) above) but not in excess   —
of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities   —
accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)   —

Total deductions   —

2d. SIPC Net Operating Revenues $ 1,720,375

2e. General Assessment @ .0015 $ 2,581

(to page 1, line 2.A.)

2



H & L EQUITIES, LLC

1175 Peachtree St., N.E.
100 Colony Square, Suite 2200
Atlanta, Georgia 30361-6206
Ph: (404) 892-3300; Fax: (404) 892-7559

February 25, 2020

Securities and Exchange Commission
Division of Market Regulation
100 F Street N.E.
Washington, DC 20549

RE: H & L Equities, LLC – CRD # 113794

Dear Sir/Madam:

Enclosed is a copy of our Audited Financial Statements for the year ended December 31, 2019. If you have any questions, please give me a call.

Sincerely,

Charlie B. Mathes
Chief Compliance Officer

Enclosure

Securities products and services offered by H & L Equities, LLC, member FINRA and the Securities Investor Protection Corporation ("SIPC"). You may obtain information about SIPC, including the SIPC brochure, by contacting SIPC at (202) 371-8300 or visiting their website at www.sipc.org.

Information about H & L Equities LLC may be obtained through FINRA BrokerCheck by calling (800) 289-9999, visiting their website at www.finra.org/brokercheck or submitting a request via US mail or fax to: FINRA BrokerCheck, P.O. Box 9495, Gaithersburg, MD 20898-9495, Fax: (240) 386-4750. A brochure about BrokerCheck is available at www.finra.org/web/groups/industry/@inv/@tools/documents/industry/p009888.pdf

REIT Funding, LLC and H & L Equities, LLC are separate but affiliated entities.